January 20, 2011
Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Ms. Ta Tanusha Meadows
Dear Ms. Meadows,
Re:	Oakridge International Corporation (the “Company” or “Oakridge”) Item 4.01 Form 8-K Filed December 30, 2010 File No. 333-152312
We refer to your letter dated January 4, 2011 in regard to the comments on the above captioned matters. We hereby submit our replies below utilizing the same number reference.
Please note that we have filed the Amendment No.1 to Form 8K with the SEC today.
Comment 1
Please refer to the front page of the Amendment No.1 to Form 8 for revised disclosure.
Comment 2
Please refer to page 1 of the Amendment No.1 to Form 8 for the revised disclosure.
Comment 3
Please refer to page 1 of the Amendment No.1 to Form 8 for the revised disclosure.
Comment 4
Please refer to page 1 of the Amendment No.1 to Form 8 for the revised disclosure.
Comment 5
Please refer to Exhibit 16 of the Amendment No.1 to Form 8 for the revised disclosure.

Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 309-2235 Fax: +702 948-5779

The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For and on behalf of Oakridge International Corporation /s/ Sau Shan KU ________________________________ Sau Shan KU President
c.c.	Mr. William H. Thompson – Accounting Branch Chief

Suite 1609, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +206 309-2235 Fax: +702 948-5779